[GENERAL MILLS LETTERHEAD]

Donal L. Mulligan

Executive Vice President and Chief Financial Officer

Telephone:  (763) 293-2158

Facsimile:  (763) 764-4505

August 6, 2012

VIA EDGAR

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C.  20549-7010

Re:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 29, 2011
Filed July 8, 2011
File No. 1-01185

Dear Mr. Horowitz:

We are writing in response to the comments we received from you by letter dated June 26, 2012 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”).  For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for Fiscal Year Ended May 29, 2011

Note 12 — Business Segment and Geographic Information, page 78

1.                                      We have reviewed your response to comment 1 in our letter dated April 30, 2012 and it appears that you have more than one operating segment within each of your U.S. Retail and International divisions.  Your reporting units appear to be operating segments pursuant to FASB ASC 280-10-50-1.  As such, additional disclosure should be provided in accordance with FASB ASC 280-10-50-10.  If you believe that the disclosure of aggregated information is appropriate, please provide to us your analysis of the criteria outlined by FASB ASC 280-10-50-11.

Response:

We appreciated the thoughtful discussion with the Staff during our telephone call on July 24, 2012.  We continue to believe that we have appropriately identified and reported our operating segments in accordance with FASB ASC 280, and that we do not have additional operating segments within each of our U.S. Retail and International reportable segments.  Based on the Staff’s questions regarding our current positions that were discussed during that phone conversation, we would like to provide the following information for the Staff’s consideration.

With respect to the information we previously provided concerning communications between the Chief Operating Decision Maker (CODM) and the reporting unit managers (Presidents) regarding operating performance, we provide the following clarification and additional information about the frequency and nature of performance updates and meetings within our management structure:

•                  Our CODM schedules regular, monthly one-on-one meetings with the managers (Chief Operating Officer or “COO”) of each of our three operating segments (U.S. Retail, International, and Bakeries and Foodservice) to discuss operating segment issues.  During the time period covered by our prior response, the CODM had a total of 30 individual one-on-one meetings with the COOs.  In addition to the one-on-one meetings with the individual COOs, the CODM also meets regularly with the COOs as a group in monthly management team meetings and in quarterly segment business review meetings, both described in our previous responses.  Reporting unit Presidents are not invited to attend the CODM’s monthly one-on-one update meetings with the COO of each operating segment, the monthly management team meetings, or the quarterly segment business review meetings.

•                  The segment COOs for the U.S. Retail and International operating segments also schedule regular, monthly one-on-one update meetings with the individual reporting unit Presidents within their respective operating segments.  During the time period covered by our prior response, our U.S. Retail operating segment COO met with the U.S. Retail reporting unit Presidents a total of 90 times, and the International operating segment COO met with the International reporting unit Presidents a total of 56 times, to discuss unit issues and review performance.

•                  In contrast to the regular communication between the segment COOs and the reporting unit Presidents, the CODM does not have any regularly scheduled contact or communications with the reporting unit Presidents and does not meet individually with any of the reporting unit Presidents to discuss unit performance.

•                  Our previous letter referred to a total of 11 meetings throughout the entire year at which both the CODM and a reporting unit President were in attendance and where business issues were discussed.  At each of those meetings, the operating segment COO was also in attendance.  Those instances were non-routine meetings for the purpose of discussing specific business issues  with a broader team of company officers, and do not reflect a practice of regular communication between the CODM and the reporting unit Presidents.  During the year, most of the Company’s reporting unit Presidents did not attend any similar meetings involving the CODM.

We would also like to clarify the role of our segment COOs and reporting unit Presidents, including the relationship of each reporting unit President to the COO.  Each COO has full responsibility for the assessment of each reporting unit’s performance and for the allocation of resources among the units within their operating segment.  A portion of each COO’s incentive compensation is based on individual objectives against which the CODM assesses each COO’s personal performance, including specific business performance goals and strategic projects or initiatives for the COO’s operating segment.  Similar to the relationship between the segment COO and the CODM, each reporting unit President is fully accountable to the COO for the performance and operation of their unit.  The segment COO is responsible for assessing all aspects of the reporting unit President’s performance for incentive compensation purposes, and a portion of the reporting unit President’s incentive compensation is dependent on the financial results of their reporting unit.  The CODM does not assess reporting unit performance or make resource allocation decisions at the reporting unit level, and does not evaluate the performance of the reporting unit Presidents for compensation or other purposes.

The reports provided to our CODM for his review of operating segment performance in the monthly management team meetings and quarterly business review meetings include a limited set of reporting unit detail such as volume, sales and profit.  Our Board of Directors also receives information at this level in the support materials provided to them in advance of scheduled operating reviews.  (Examples of each of these reports have been provided to the Staff in our prior submissions.)  The majority of the information included in these reports relates to the overall performance of the Company and that of our three operating segments.  However, as the reports furnished for these meetings are generated from standard formats used for a variety of internal reporting purposes, they may also include information not specifically relevant to the CODM’s review of operating segment performance or to the Board’s operating review.  This additional detail could be eliminated from the reporting without altering the substance of the associated discussions.  Because of the additional time and resources required to generate custom reporting with a more limited set of standard information, but which would also require specific highlights related to each reporting period’s unique business challenges, we have determined that such tailored reporting does not add value and thus is not provided.

2.                                      Please explain to us how you considered the requirement to report revenues for similar products as part of the footnotes to your financial statements pursuant to FASB ASC 280-10-50-40.

Response:

Due to certain limitations within our accounting and IT systems, it is currently impracticable for us to report revenues for similar products on a world-wide basis in accordance with ASC 280-10-50-4.  We have added the following disclosure to the footnotes to our financial statements in our Annual Report on Form 10-K for fiscal 2012:

Generally, our products can be classified into categories of similar products, such as cereal, yogurt, wholesome snacks, convenient meals, and super-premium ice cream, among others.  However, it is currently impracticable for us to provide revenue information on this basis.

We have been working on a plan to reduce the number of financial systems in our world-wide operations, and we anticipate being able to report revenues for similar products on a world-wide basis in our Annual Report on Form 10-K for fiscal 2013.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments.  If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Donal L. Mulligan

Donal L. Mulligan
Executive Vice President and Chief Financial Officer

cc:	Ms. Sandy Eisen
Ms. Kimberly Calder, Assistant Chief Accountant
Ms. Judith Richards Hope, Chair of the Audit Committee of the Board of Directors, General Mills, Inc.
KPMG LLP